**PEACHTREE PC INVESTORS, LLC**

**FINANCIAL STATEMENTS AND**
**REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTIGN FIRM**
**REQUIRED BY SEC RULE 17a-5**

**DECEMBER 31, 2021**

# PEACHTREE PC INVESTORS, LLC

## Table of Contents

**DECEMBER 31, 2021**

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70317 |

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                                    MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Peachtree PC Investors, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ **Broker-dealer**     ☐ **Security-based swap dealer**     ☐ **Major security-based swap participant**
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___3500 Lenox Road, Suite 625___
                                                    (No. and Street)

| Atlanta | GA | 30326 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Robert Woomer | 404-953-4953 | Robert.Woomer@peachtreepcinvestors.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___PKF O'Conner Davies, LLP___
(Name – if individual, state last, first, and middle name)

| 245 Park Avenue, 12th Floor | New York | NY | 10167 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 127 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____Robert Woomer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Peachtree PC Investors, LLC_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: 

Title: President



**NICHOLAS HUDDLESTON**
NOTARY PUBLIC
Fulton County, Georgia
My Commission Expires
12/22/2024

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**To the Managing Member of**
**Peachtree PC Investors, LLC**

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Peachtree PC Investors, LLC (the "Company") as of December 31, 2021, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167  I  Tel: 212.286.2600  I  Fax: 212.286.4080  I  www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

***Emphasis of a Matter***

As more fully described in Notes 1 and 3 to the financial statement, the Company has material transactions with related parties and its future operations may be dependent upon continued support from its parent company, Peachtree PC Advisors Holdings, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2021.

*PKF O'Connor Davies, LLP*

March 21, 2022

# PEACHTREE PC INVESTORS, LLC

## Statement of Financial Condition
**December 31, 2021**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 1,684,435 |
| Commissions receivable | | 568,607 |
| Other assets | | 76,312 |
| **Total assets** | $ | 2,329,354 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 58,710 |
| Commissions payable | | 320,484 |
| Due to related parties | | 310,910 |
| Other liabilities | | 1,515 |
| Total Liabilities | | 691,619 |
| Member's equity | | 1,637,735 |
| Total Liabilities and Member's Equity | $ | 2,329,354 |

*See accompanying notes to financial statements.*

5

**Note 1 – Organization**

Peachtree PC Investors, LLC (the "Company") was formed on March 1, 2019, as a Georgia limited liability company for the purpose of providing financial services primarily to entities related to its sole member.  The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Peachtree PC Advisors Holding, LLC (the "Parent") and is the exclusive managing broker-dealer for the investment offerings of Peachtree Hotel Value & Income Fund III, LP ("PHVIF III"), Peachtree Hotel Opportunity Zone Tax Advantage Fund, LP ("PHOTA"), Peachtree Hotel Opportunity Zone Tax Advantage Fund II, LP ("PHOTA II"), Peachtree SSC Mortgage REIT, LLC ("PSR"), PHG Indianapolis Investors, LLC ("Indianapolis"), PHG Delray Beach Investors, LLC ("Delray"), Stonehill Strategic Hotel Credit Opportunity Fund III, LP ("SSHCOF III"), Peachtree Distressed Opportunity Fund, LP ("PDOF"), and Peachtree Distressed Opportunity Fund – A, LP ("PDOF-A").  The Company is an introducing broker who does not take possession of customer funds or carry customer accounts.

To date, the Company has received its funding from the Parent and its continued existence, in the absence of adequate cash flow from operations or other sources, will be depending on receiving continued support from the Parent.

The Company is the dealer manager for all share classes of PHVIF III. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHVIF III pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.  During the year ended December 31, 2021, the Company did not earn any commissions on any share classes.

The Company is also the dealer manager for all share classes of PHOTA. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHOTA pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for all share classes of PHOTA II, the second iteration of its qualified opportunity zone fund. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHOTA II pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to

**Note 1 – Organization - continued**

a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for all share classes of PSR. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PSR pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments and I share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. On April 2, 2020, the Fund suspended the offering due to the coronavirus pandemic. The offering was reinstated on January 13, 2021.

The Company is also the dealer manager for all share classes of Indianapolis. There are no individual share classes for the investment offering. Indianapolis agreed to pay the Company 0.25% of gross offering proceeds up to a maximum of $25,000. There were no broker dealers involved in the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Delray. The offering had only A shares available for investment. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers or grossing up investors if commission is less than 7%. In addition, the offering pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the dealer manager fee to pay internal commissions and expenses associated with distributing the offerings. The Company, at its discretion, has the ability to reduce or waive these dealer management fees and commissions offered. During the year ended December 31, 2021, the Company did not earn any commissions on any share classes.

The Company is also the dealer manager for SSHCOF III. There are no specific share classes for the offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for PDOF. For R share investments and I share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for PDOF-A. The offering only has A shares available for investment. For A share investments, the Company receives a selling commission of up to 6.0% of gross offering proceeds raised in limited partnership interest offerings, all or a portion of which could be re-allowed to participating broker-dealers. In addition, the Company receives a non-accountable marketing and due diligence allowance equal to 1.0% of gross offering proceeds raised in the fund's offerings, a portion of which could be re-allowed to participating broker-dealers. The Company also receives a managing broker-dealer fee equal to 3.0% of gross offering proceeds raised in the fund's offerings. The total aggregate amount of selling commissions, allowances, and managing broker-dealer fees will not exceed 10.0% of gross offering proceeds raised in the fund's offering. The Company, at its discretion, has the ability to reduce or waive these commissions.

## Note 2 - Significant Accounting Policies

### Basis of Presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits.

### Revenue Recognition

The Company earns commission revenues from the sale of limited partnership or limited liability interest in funds owned by the Parent.  Revenues are recognized upon satisfaction of its performance obligations, which occurs on the trade date.  Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of limited partnership or limited liability interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the investment sponsor.  Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

## Note 2 - Significant Accounting Policies - continued

### Revenue Recognition - continued

The revenues earned were comprised of the following for the year ended December 31, 2021:

| | | |
|---|---|---:|
| Soliciting dealer commissions | $ | 5,882,172 |
| Managing dealer commissions | | 3,681,746 |
| Private placement fees | | 4,352,346 |
| | | |
| | $ | 13,916,264 |

### Commissions Receivables

Commissions are recorded on a trade date basis as securities transactions occur. Expected losses from uncollectible receivables are measured at an amortized cost basis and are estimated in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses – Measured at Amortized Cost*. FASB ASC 326-20 requires expected credit losses to be estimated over the life of financial assets and certain off-balance sheet exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions and events. The estimate of expected credit losses is established at the inception date in accordance with FASB ASC 326-20-30-1 and is recorded as an allowance for credit losses at the reporting date.  Management believes

**Commissions Receivables - continued**

that these conditions do not exist with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

**Income Taxes**

The Company is included in the federal and state income tax returns filed by the Parent. The Parent was formed as a limited liability company and is treated as a partnership for federal income tax purposes and is generally not subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements since the income or loss is to be included in the tax returns of the individual partners. The Partner's tax return is subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the members would be adjusted accordingly.

**Note 3 - Related Party Transactions**

The Company is a party to a Shared Services Agreement ("SSA") with a related party, Peachtree Hotel Group II, LLC ("PHG II") and its affiliates, to reimburse those entities for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the year ended December 31, 2021:

| | | |
|---|---|---:|
| Payroll and benefits | $ | 1,608,146 |
| Rent and utilities* | | 79,745 |
| Office expenses* | | 10,278 |
| Telephone and IT expenses* | | 43,467 |
| Marketing expenses | | 184,335 |
| Other | | 3,905 |
| | $ | 1,929,876 |

*Included in General and administrative expenses on the Statement of Operations.*

The Company received all its revenue for the year ended December 31, 2021, from PHOTA, PSR, SSHCOF III, PDOF, and PDOF-A.

During the year 2020, PHG II received a loan from the Small Business Administration ("SBA") pursuant to the Payment Protection Program under the CARES Act. The Company was allocated a portion of the loan in a manner consistent with the payroll allocation pursuant to the SBA. The loan was forgiven during 2021 and the Company has recognized their portion of the forgiveness as other income in the Statement of Operations. The amount recognized as of December 31, 2021, was $203,221.

During the year 2021, PHG II received a second loan from the Small Business Administration ("SBA") pursuant to the Payment Protection Program under the CARES Act. The Company was allocated a portion of the loan in a manner

consistent with the payroll allocation pursuant to the SBA.  Included in due to related parties in the statement of financial condition is $272,506, which represents the amount of the loan that was allocated to the Company, which effectively reduced the reimbursements that the Company would have made to PHG II in connection with payroll-related expenses.   The Company and PHG II currently believe that its use of the loan proceeds will meet the conditions for full forgiveness of the loan under Section 1106 of the CARES Act. If the PHG II loan is forgiven by the SBA in 2022, it is expected that the $272,506 accrual will be relieved accordingly. However, as the loan was not made to the Company directly, the Company did not treat the amount due to PHG II as an allowable credit for net capital purposes.

**Note 5 – Registered Representative Agreement**

As a FINRA registered broker dealer, PPCI is able to serve in the role of managing broker dealer for firms wishing to distribute their investment offerings to retail and institutional investors.  During the year 2021, the Company entered into an independent registered representative agreement with Bonaventure Holdings, LLC ("Bonaventure") to provide managing broker dealer services for Bonaventure and their offering, Bonaventure Multifamily Income Trust, Inc.  The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly retainer fee of $5,000 per month, as well as a quarterly supervisory fee of $1,500 per quarter.  During the year ended December 31, 2021, fee income totaling $56,500 was earned by the Company as is reported as other income in the Statement of Operations.

**Note 6 – Net Capital Requirements**

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital.  The Company must also maintain minimum net capital. As of December 31, 2021, the Company's net capital, as defined, of $1,179,289 exceeded the required minimum of $46,108 by $1,133,181 and its ratio of aggregate indebtedness to net capital was 0.5865 to 1.0.

**Note 7 – Concentrations of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

**Note 8 – Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2020. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2021.

**Note 9 – Commitments and Contingencies**

The Company evaluates commitments and contingencies on an ongoing basis and has established loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated.  As of the year ended December 31, 2021, the Company has determined no such losses exist.

**Note 10 - Subsequent Events**

The Company has evaluated subsequent events through March 21, 2022, which is the date these financial statements were available to be issued.  On January 28, 2022, the Company distributed cash totaling $20,000 to the Parent and on February 14, 2022, the Company distributed cash totaling $480,000 to the Parent.  All other subsequent events, if any, requiring recognition as of December 31, 2021, have been incorporated into these financial statements.